UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TPG Private Markets Fund
(Name of Subject Company (Issuer))

TPG Private Markets Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

Class A: 872654108

Class I: 872654207

Class F: 872654306

(CUSIP Number of Class of Securities)

Nick Veronis

iCapital Fund Advisors LLC

60 East 42nd Street

26th Floor
New York, NY 10165
212-994-7400

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Richard Horowitz, Esq.

Alexander C. Karampatsos, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]       third-party tender offer subject to Rule 14d-1.

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[X]       issuer tender offer subject to Rule 13e-4.

[_]       going-private transaction subject to Rule 13e-3.

[_]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on August 17, 2026 by TPG Private Markets Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $42,963,885.10 of Class A, Class I and Class F shares of beneficial interest (“Shares”) in accordance with the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement, respectively.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase or the Statement.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended:

1.       The Offer expired on September 25, 2026, at 12:00 midnight, Eastern time.

2.        The net asset value (“NAV”) of Shares tendered pursuant to the Offer was calculated as of September 30, 2026. The NAV per Share of Class A Shares, Class I Shares and Class F Shares were $15.66, $15.67 and $15.79, respectively.

3.       $386,783.66 in Class I Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Class I Shares were accepted for purchase, and paid for, by the Fund in cash, all in accordance with the terms of the Offer. There were no Class A Shares or Class F Shares validly tendered and not withdrawn prior to the expiration of the Offer, and no Class A Shares or Class F Shares were accepted for purchase, and/or paid for, by the Fund.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

TPG Private Markets Fund

By: /s/Indira Mahadeo

Name: Indira Mahadeo

Title: Treasurer

October 30, 2026

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